UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                      Commission File Number: 333-114335

(Check one)
[ ] Form 10-K and Form 10-KSB         [ ] Form 11-K             [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

For Period Ended:   March 31, 2005

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For Transition Period Ended: _______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Full Name of Registrant:     POSTER FINANCIAL GROUP, INC.
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Former Name if Applicable:             N/A
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Address of Principal Executive Offices (Street and Number):

129 E. Fremont Street
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City, State and Zip Code:    Las Vegas, NV  89101
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

  [X]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]       (c)  The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

      On May 16, 2005, Poster Financial Group, Inc. (the "Company") received a letter from outside counsel to Barrick Gaming Corporation ("Barrick") relating to the stock purchase agreement between the Company, GNL, CORP., the Company's wholly owned subsidiary ("GNL"), and Barrick, pursuant to which Barrick agreed to acquire all the issued and outstanding capital stock of GNL. As a consequence of the receipt of this letter, the Company required additional time to revise certain of the disclosure that will appear in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005. Accordingly, the Company was not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 within the time period prescribed for such report.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dawn Prendes              (702)                       385-7111
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(Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

              [ ] Yes     [X ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          POSTER FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                                POSTER FINANCIAL GROUP, INC.

DATE: May 16, 2005             /s/ Dawn Prendes
                                -------------------------------------
                                Name:   Dawn Prendes
                                Title:  Senior Vice President and
                                        Chief Financial Officer